# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOT OFFSHORE PARTNERS LP, CIK 0001564180
CUSIP: Y48125101
Title of class of securities: Common Units
Address of issuer's principal executive offices: 2 Queens Cross, Aberdeen, Aberdeenshire, United Kingdom (X0), AB15 4YB
Date of event which requires filing of this statement: 11/13/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-19-046220
Filed by CIK 0001647588

## Reporting persons
- Offshore Merchant Partners Asset Yield Fund L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- AYF Holdings Limited (formerly known as OMP AY Holdings Limited): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- AY Preferred Limited (formerly known as OMP AY Preferred Limited): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- Oslo Merchant Partners SICAV Plc (formerly known as OMP SICAV PLC): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Malta (O1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Oslo Merchant Partners SICAV Plc (formerly OMP SICAV Plc) was liquidated, and its name was struck off the corporate registry maintained by the Malta Business Registry on November 6, 2026.
  
  This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- OMP Asset Yield (GP) Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- Offshore Merchant Partners AS: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Norway (Q8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- Blue Northern Lights Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- Blue Container Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- EnTrust Global Partners Offshore LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- EnTrust Global LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- GH EP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
- Gregg S. Hymowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 7 constitutes an exit filing for each of the reporting persons, because the reporting persons, as of November 3, 2026, no longer beneficially own more than 5% of a voting class of equity securities of KNOT Offshore Partners LP that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: KNOT OFFSHORE PARTNERS LP
Address of issuer's principal executive offices: 2 Queens Cross, Aberdeen, Aberdeenshire, AB15 4YB, UK

## Item 2. Person Filing
Name of person filing:
AY Preferred Limited (formerly known as OMP AY Preferred Limited)
AYF Holdings Limited (formerly known as OMP AY Holdings Limited)
Offshore Merchant Partners Asset Yield Fund L.P.
Oslo Merchant Partners SICAV Plc (formerly known as OMP SICAV Plc)
OMP Asset Yield (GP) Limited
Offshore Merchant Partners AS
Blue Northern Lights Ltd.
Blue Container Ltd.
EnTrust Global Partners Offshore LP
EnTrust Global LLC
GH EP Holdings LLC
Gregg S. Hymowitz

AY Preferred Limited (formerly known as OMP AY Preferred Limited) is a wholly owned subsidiary of AYF Holdings Limited (formerly known as OMP AY Holdings Limited), which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which Blue Northern Lights Ltd. holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Offshore Merchant Partners AS is a wholly owned subsidiary of Blue Northern Lights Ltd. and would not be required to be a Reporting Person on its own, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Northern Lights Ltd. formerly held a 74.68% direct interest in Oslo Merchant Partners SICAV Plc (formerly known as OMP SICAV Plc), which in turn held a direct controlling interest in Offshore Merchant Partners Asset Yield Fund L.P. Oslo Merchant Partners SICAV Plc is no longer in the beneficial ownership structure and has been struck off the Maltese corporate registry as of November 6, 2026. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. EnTrust Global Partners Offshore LP is the investment adviser to Blue Container Ltd. EnTrust Global Partners Offshore LP, its affiliated advisory entities and EnTrust Global LLC are members of the EnTrust Global group of companies. EnTrust Global LLC owns 100% of EnTrust Global Partners Offshore LP and GH EP Holdings LLC is the managing member of EnTrust Global LLC. Gregg S. Hymowitz is the Founder and Chief Executive Officer of EnTrust Global LLC and the managing member of GH EP Holdings LLC of which he owns a controlling interest. The reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. The reporting persons do not affirm the existence of a "group." Each of the reporting persons hereunder also disclaims beneficial ownership of these securities except to the extent of that filer's pecuniary interest therein.
Address of principal business office or, if none, residence:
The principal business address of AY Preferred Limited, AYF Holdings Limited, and Oslo Merchant Partners SICAV Plc (prior to its striking off from the corporate registry) is Quad Central, Q3 Level 9, Triq L - Esportaturi, Zone 1, Central Business District, Birkirkara, Malta, CBD 1040.

The principal business address of Offshore Merchant Partners AS is Klingenberggata 5, 0161 Oslo, Norway.

The principal business address of Offshore Merchant Partners Asset Yield Fund L.P. and OMP Asset Yield (GP) Limited is Top Floor, Mill Court, La Charroterier, St. Peter Port, Guernsey.

The principal business address of Gregg S. Hymowitz, EnTrust Global LLC, EnTrust Global Partners Offshore LP, and GH EP Holdings LLC is c/o EnTrust Global 375 Park Avenue, 24th Floor, New York, New York 10152.

The principal business address of Blue Northern Lights Ltd. is 30 Panton Street, London, United Kingdom, SW1Y 4AJ.

The principal business address of Blue Container Ltd. is 89 Nexus Way, 2nd Floor, Camana Bay, Cayman Islands.
Citizenship:
AY Preferred Limited - Malta
AYF Holdings Limited - Malta
Offshore Merchant Partners Asset Yield Fund L.P. - Guernsey
Oslo Merchant Partners SICAV Plc - Malta
OMP Asset Yield (GP) Limited - Guernsey
Offshore Merchant Partners AS - Norway
Blue Northern Lights Ltd. - England and Wales
Blue Container Ltd. - Cayman Islands
EnTrust Global Partners Offshore LP - Delaware
EnTrust Global LLC - Delaware
GH EP Holdings LLC - Delaware
Gregg S. Hymowitz - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: EnTrust Global Partners Offshore LP is a registered investment adviser. EnTrust Global LLC, GH EP Holdings LLC and Gregg S. Hymowitz are each a "parent holding company or control person" described above. Oslo Merchant Partners SICAV Plc was an alternative investment fund in Malta prior to its striking off from the corporate registry. OMP Asset Yield (GP) Limited, Offshore Merchant Partners AS, Blue Northern Lights Ltd. and Blue Container Ltd. are each a "parent holding company or control person" described above. AY Preferred Limited, AYF Holdings Limited, and Offshore Merchant Partners Asset Yield Fund L.P. are each part of a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

## Item 4. Ownership
Amount beneficially owned:
AY Preferred Limited - 0
AYF Holdings Limited - 0
Offshore Merchant Partners Asset Yield Fund L.P. - 0
Oslo Merchant Partners SICAV Plc - 0
OMP Asset Yield (GP) Limited - 0
Offshore Merchant Partners AS - 0
Blue Northern Lights Ltd. - 0
Blue Container Ltd. - 0
EnTrust Global Partners Offshore LP - 0
EnTrust Global LLC - 0
GH EP Holdings LLC - 0
Gregg S. Hymowitz - 0
Percent of class:
AY Preferred Limited - 0%
AYF Holdings Limited - 0%
Offshore Merchant Partners Asset Yield Fund L.P. - 0%
Oslo Merchant Partners SICAV Plc - 0%
OMP Asset Yield (GP) Limited - 0%
Offshore Merchant Partners AS - 0%
Blue Northern Lights Ltd. - 0%
Blue Container Ltd. - 0%
EnTrust Global Partners Offshore LP - 0%
EnTrust Global LLC - 0%
GH EP Holdings LLC - 0%
Gregg S. Hymowitz - 0%
Sole power to vote or to direct the vote:
AY Preferred Limited - 0
AYF Holdings Limited - 0
Offshore Merchant Partners Asset Yield Fund L.P. - 0
Oslo Merchant Partners SICAV Plc - 0
OMP Asset Yield (GP) Limited - 0
Offshore Merchant Partners AS - 0
Blue Northern Lights Ltd. - 0
Blue Container Ltd. - 0
EnTrust Global Partners Offshore LP - 0
EnTrust Global LLC - 0
GH EP Holdings LLC - 0
Gregg S. Hymowitz - 0
Shared power to vote or to direct the vote:
AY Preferred Limited - 0
AYF Holdings Limited - 0
Offshore Merchant Partners Asset Yield Fund L.P. - 0
Oslo Merchant Partners SICAV Plc - 0
OMP Asset Yield (GP) Limited - 0
Offshore Merchant Partners AS - 0
Blue Northern Lights Ltd. - 0
Blue Container Ltd. - 0
EnTrust Global Partners Offshore LP - 0
EnTrust Global LLC - 0
GH EP Holdings LLC - 0
Gregg S. Hymowitz - 0
Sole power to dispose or to direct the disposition:
AY Preferred Limited - 0
AYF Holdings Limited - 0
Offshore Merchant Partners Asset Yield Fund L.P. - 0
Oslo Merchant Partners SICAV Plc - 0
OMP Asset Yield (GP) Limited - 0
Offshore Merchant Partners AS - 0
Blue Northern Lights Ltd. - 0
Blue Container Ltd. - 0
EnTrust Global Partners Offshore LP - 0
EnTrust Global LLC - 0
GH EP Holdings LLC - 0
Gregg S. Hymowitz - 0
Shared power to dispose or to direct the disposition:
AY Preferred Limited - 0
AYF Holdings Limited - 0
Offshore Merchant Partners Asset Yield Fund L.P. - 0
Oslo Merchant Partners SICAV Plc - 0
OMP Asset Yield (GP) Limited - 0
Offshore Merchant Partners AS - 0
Blue Northern Lights Ltd. - 0
Blue Container Ltd. - 0
EnTrust Global Partners Offshore LP - 0
EnTrust Global LLC - 0
GH EP Holdings LLC - 0
Gregg S. Hymowitz - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the description in Item 2(a) and Item 3.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Please refer to Item 2(a) and Item 3. The reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. The reporting persons do not affirm the existence of a "group."

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Registered Collective Investment Schemes is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Particular category of institutional investor:

Registered Collective Investment Schemes, with respect to Oslo Merchant Partners SICAV Plc, AY Preferred Limited, AYF Holdings Limited, and Offshore Merchant Partners Asset Yield Fund L.P. only,

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated November 14, 2024 by and among the Reporting Persons (incorporated by reference to Exhibit A to Amendment No. 6 to Schedule 13G previously filed with the Commission on November 14, 2024): https://www.sec.gov/Archives/edgar/data/1564180/000110465924118188/tm2428101d1_sc13ga.htm

Exhibit 99.2 - Power of Attorney

## Signatures
- Offshore Merchant Partners Asset Yield Fund L.P.: By its general partner, OMP Asset Yield (GP) Limited, /s/ Martin Kohn Nilsen, Martin Kohn Nilsen, Director (11/05/2026)
- AYF Holdings Limited (formerly known as OMP AY Holdings Limited): /s/ Martin Kohn Nilsen, Martin Kohn Nilsen, Director (11/05/2026)
- AY Preferred Limited (formerly known as OMP AY Preferred Limited): /s/ Martin Kohn Nilsen, Martin Kohn Nilsen, Director (11/05/2026)
- Oslo Merchant Partners SICAV Plc (formerly known as OMP SICAV PLC): /s/ Martin Kohn Nilsen, Martin Kohn Nilsen/Attorney-in-fact * (11/05/2026)
- OMP Asset Yield (GP) Limited: /s/ Martin Kohn Nilsen, Martin Kohn Nilsen, Director (11/05/2026)
- Offshore Merchant Partners AS: /s/ Francois Paul Georges Becquaert, Francois Paul Georges Becquaert, Chairman (11/04/2026)
- Blue Northern Lights Ltd.: /s/ Adam Davis, Adam Davis, Director (11/04/2026)
- Blue Container Ltd.: By: EnTrust Global Partners Offshore LP, as investment adviser, /s/ Matthew A. Lux, Matthew A. Lux, Authorized Signatory (11/13/2026)
- EnTrust Global Partners Offshore LP: /s/ Matthew A. Lux, Matthew A. Lux, Authorized Signatory (11/13/2026)
- EnTrust Global LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (11/13/2026)
- GH EP Holdings LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (11/13/2026)
- Gregg S. Hymowitz: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (11/13/2026)
Comment: *executed pursuant to a Power of Attorney filed herewith as Exhibit 99.2.